
Bionomics Limited

11 August 2003


03029404

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Jill Mashado
Company Secretary


PROCESSING
RECEIVED
AUG 18 2003
SEC MAIL
SECTION
155
WASH., D.C.

dlw 8/20


Bionomics
Limited

ABN 53 075 582 740


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C. SECTION
155

ASX ANNOUNCEMENT
11 August 2003

FURTHER PROGRESS IN BUILDING BREAST CANCER IP

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today further progress in its' breast cancer program. A patent covering BNO 229 and other breast cancer genes discovered by Bionomics has moved into international examination in major markets. This comes on top of Bionomics' 4 August 2003 announcement of progress made by patent filings covering the gene BNO1. Granting of these patents following examination is anticipated to enhance the commercial prospects for the company's breast cancer program.

BNO 229 encodes a protein which affects chromatin structure and controls cell cycle progression. Inhibition of BNO 229 expression resulted in increased colony formation by breast cancer cells in culture, consistent with a tumor suppressor role. In screening of both breast cancer cell lines and primary breast cancers from patients, an aberrant form of the gene has been identified in some cases. This aberrant form may not be able to carry out the tumor suppressive activity exhibited by the wild type gene.

The identification of BNO 229 as a potential breast cancer tumor suppressor gene was made during studies undertaken by Bionomics' scientists as part of the company's Biotechnology Innovation Fund (BIF) grant.

Dr Gabriel Kremmidiotis, Bionomics' Breast Cancer Program Manager and Head of Bioinformatics said " BNO 229 maps to a region of chromosome 16 linked to breast cancer, which has been the focus in our search for tumor suppressor genes. The protein product of the gene BNO 229 belongs to a protein family involved in regulating gene expression and maintaining stable gene silencing in the nucleus. We believe that inactivation of this gene may contribute to tumor development and progression."

"Federal government funding has been leveraged to fast track Bionomics' efforts towards the identification of genes responsible for breast cancer. Breast cancer is a serious disease associated with a complex pattern of genetic changes. Through the use of DNA microarray and other techniques Bionomics has identified a large number of genes which may play a role in breast cancer – both as tumor suppressor genes and as cancer promoting genes. This information may be useful not only for the discovery of new drugs to treat cancer but also in more sensitive tests for detecting early breast cancer and in predicting the response of women with breast cancer to

currently available drugs", commented Mr Francis Placanica, Bionomics Vice President of Business Development.

Bionomics now has a total of three patent applications in various phases of international review arising from its breast cancer research program. These applications include claims to genes that have been identified as the basis for the development of a range of new therapeutic and diagnostic products to treat and diagnose breast cancer.

About Breast Cancer

Breast cancer is the third most common cancer in the world. Breast cancer accounts for 34% of all new cancer diagnoses in women worldwide. Approximately 400,000 women are diagnosed with breast cancer each year in the United States and in Europe. Despite existing diagnostic methods, there is a strong medical need for molecular diagnostic tests for early stage breast cancer and breast cancer susceptibility. The global market for breast cancer therapies was valued at over US$6 billion in 2002.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases) and breast cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VICE PRESIDENT BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6101